Exhibit 99.1

HUTCHMED Announces Appointment of Independent Non-executive Director and Member of Board Committees

Hong Kong, Shanghai & Florham Park, NJ  — Wednesday, May 10, 2023: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces that that Professor Solange Peters is appointed as an Independent Non-executive Director, member of the Technical Committee and member of the Audit Committee of the Company with effect from the conclusion of the annual general meeting of the Company to be held on May 12, 2023. Professor Peters is a renowned scientist and educator who possesses expertise and extensive experience in oncology and immunology. The Board of HUTCHMED is of the view that Professor Peters will make significant contributions to the Company.

Mr Simon To, Chairman of HUTCHMED said “On behalf of the Board, I would like to extend a warm welcome to Professor Peters to the Company.  We believe that her expertise in biopharmaceutical research in oncology and immunology would be of immense value to the Company and she would be instrumental in assisting the Company in achieving its goals.”

Professor Peters, aged 50, is the chair of medical oncology and thoracic malignancies in the Department of Oncology at the University Hospital of Lausanne in Lausanne, Switzerland. After completing her clinical education in medical oncology and molecular biology in Switzerland and Italy, she specialized in thoracic tumors, lung cancer, and pleural tumors. Professor Peters was the youngest president of the European Society for Medical Oncology (ESMO) for an extended period of three years from 2020 to 2022, and she is active in the educational programmes of ESMO, where she created the Women for Oncology Committee. Professor Peters was also a member of the board of directors of the International Association for the Study of Lung Cancer (IASLC) from 2013 to 2017.

Professor Peters is currently in charge of teaching and patient care in thoracic malignancies at Lausanne University, where she is building a translational programme in collaboration with the Swiss Federal Institute of Technology and the Ludwig Institute. Her main fields of interest are new biomarker discovery and validation in preclinical and clinical settings, multimodality strategies for locally advanced non-small cell lung cancer (NSCLC), as well as cancer immunotherapy. Her current research projects are mainly focused on innovative immunotherapy combinations and new immuno-modulating treatments across thoracic malignancies. She acts as the local principal investigator (PI) for lung trials opened at Lausanne Cancer Centre and is a co-PI of several other trials.

Professor Peters acts as the scientific committee chair and foundation council member of the ETOP IBCSG Partners Foundation. She was recently nominated as the strategic advisory board president of the Paris Saclay Cancer Cluster and is part of the board of directors of the Swiss National Cancer League. She is also the president of International Cancer Foundation. Professor Peters is also an independent director of Galenica AG, which is listed on the SIX Swiss Exchange.

Professor Peters has authored more than 500 peer-reviewed manuscripts and book chapters, acts as Associate Editor of the Annals of Oncology, Deputy Editor of Lung Cancer, and serves on the editorial board of several other oncology journals. She was the deputy editor of the Journal of Thoracic Oncology for ten years. She received both her doctorate in medicine and PhD from the University Hospital of Lausanne.

Save for the appointments listed above, Professor Peters has held no other directorships or partnerships during the period of five years prior to her appointment as a director of HUTCHMED. She does not have any relationship with any Directors, senior management or substantial or controlling shareholders of HUTCHMED. Professor Peters does not have any interest in the ordinary shares of HUTCHMED within the meaning of Part XV of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong).  The initial term of the appointment of Professor Peters as an Independent Non-executive Director of the Company shall end at the next general meeting of the Company, subject to retirement in accordance with the Articles of Association of the Company and applicable legal and regulatory requirements. The initial term shall be automatically renewed for successive 12-month periods, unless she is not re-elected at the next general meeting or her appointment is otherwise terminated earlier by either party in writing. The director’s fees of Professor Peters as an Independent Non-executive Director, member of the Technical Committee and member of the Audit Committee of the Company under her appointment letter are US$76,000, US$8,000 and US$13,500 per annum respectively.  Such fees are subject to review from time to time and proration for any incomplete year of service.

Save for the information disclosed above, there is no other information in relation to Professor Peters that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AІM Rules for Companies or Rule 13.51(2) of the HK Listing Rules and there are no other matters concerning the appointment of Professor Peters that are required to be brought to the attention of the shareholders of HUTCHMED.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306-4490

Media Enquiries
Americas – Brad Miles, Solebury Strategic Communications	+1 (917) 570 7340 (Mobile) / bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500